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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print) Ingersoll-Rand plc	(b) IRS IDENT. NO. 98-0626632	(c) S.E.C. FILE NO. 001-34400
1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin Ireland			AREA CODE +(353)(0)	NUMBER 1870-7400
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Marcia J. Avedon	(b) RELATIONSHIP TO ISSUER Officer	(c) ADDRESS STREET CITY STATE ZIP CODE 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin Ireland

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Ordinary Shares	UBS Financial Services 1285 Avenue of the Americas New York, New York 10019	10,000	$886,800.00 (as of April 26, 2017)	256,022,329 (as of April 14, 2017)	April 27, 2017	NYSE

INSTRUCTIONS:	3.	(a)	Title of the class of securities to be sold
1.	(a)	Name of issuer	(b)	Name and address of each broker through whom the securities are
(b)	Issuer’s I.R.S. Identification Number	intended to be sold
(c)	Issuer’s S.E.C. file number, if any	(c)	Number of shares or other units to be sold (if debt securities, give the
(d)	Issuer’s address, including zip code	aggregate face amount)
(e)	Issuer’s telephone number, including area code	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)	Number of shares or other units of outstanding, as shown by the most the class outstanding, or if debt securities the face amount thereof
2.	(a)	Name of person for whose account the securities are to be sold	recent report or statement published by the issuer
(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)	(f)	Approximate date on which the securities are to be sold
(c)	Such person’s address, including zip code	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not
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SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Ordinary Shares Ordinary Shares	2/14/2011 2/14/2011	Exercise of Stock Options Exercise of Stock Options	Ingersoll-Rand plc Ingersoll-Rand plc	6,826 3,174	n/a n/a	n/a n/a
INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

 TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Marcia J. Avedon, 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin Ireland	Ordinary Shares	2/13/2017	15,860	$1,300,202.80
Marcia J. Avedon, 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin Ireland	Ordinary Shares	2/28/2017	7,774	$616,944.64
REMARKS:

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

April 27, 2017	/s/ Sara Walden Brown, Attorney-In-Fact
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed o  printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)